EXHIBIT 99.1

Acasti Pharma Presents Preliminary Data Moving Forward With Clinical Strategy

LAVAL, Quebec, March 19, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti") (TSX.V:APO) (Nasdaq:ACST), a Neptune Technologies & Bioressources Inc. ("Neptune") subsidiary, announces encouraging preliminary clinical data of its "Randomized, Open-Label, Dose-Ranging, Multi-Center Trial to assess the Safety and efficacy of NKPL66 (CaPre®) in the treatment of mild-to-high hypertriglyceridemia" (Open-label). In the course of planning the strategy of its phase III clinical development with CaPre®, Acasti examined triglycerides data from its Open-label clinical trial.

Data from 157 patients who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p < 0.05) as compared to standard of care, after only a 4-week treatment. Moreover, a noteworthy trend indicating a dose-response relationship versus standard of care as well as clinically and statistically significant effects of doubling the doses of CaPre® were observed.

It should also be noted that the study assesses the effectiveness of CaPre® in a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported.

To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL. "We're pleased with the triglycerides responses in this difficult to treat population. We're looking forward to the near term completion of the study and the complete evaluation of our drug on the entire lipid profile of this patient population," stated Dr. Harlan Waksal, Executive Vice-President.

This information confirms previously reported data from a cohort of patients that completed an eight-week treatment with 2g CaPre® per day, showing a statistically significant 25% (p<0.05) reduction in triglycerides after eight weeks of treatment.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com